Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-206640

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 14, 2018)

5,000,000 Shares of Beneficial Interest

SPDR® LONG DOLLAR GOLD TRUST, A SERIES OF WORLD

CURRENCY GOLD TRUST

This Prospectus Supplement supplements and amends our Prospectus dated December 14, 2018 (the “Prospectus”). This Prospectus Supplement should be read together with the Prospectus.

Effective immediately, references to Aram Shishmanian as a member of the Board of Directors and Principal of WGC USA Asset Management Company, LLC (the “Sponsor”) are hereby deleted and the following disclosure is hereby added after the last paragraph of the “Principals and Key Personnel of the CPO” section of the Prospectus:

David Tait, age 57, was appointed to the Board of Directors of the Sponsor effective as of February 25, 2019. Mr. Tait has also served as the Chief Executive Officer of World Gold Council, the parent company of the Sponsor, since January 2019. Prior to joining World Gold Council, Mr. Tait served as Executive Producer with EMU Films from April 2016 to January 2019. Mr. Tait served as the Global Head of Fixed Income Macro Products at Credit Suisse from January 2012 until April 2016. Mr. Tait also served as a Managing Director of Union Bank of Switzerland from October 2009 until December 2011. He is currently an Independent Member of the Bank of England’s FICC Market Standards Board, which he joined in July 2017. Mr. Tait is also a major supporter of the National Society for the Prevention of Cruelty to Children and has raised over £1 million by climbing Mount Everest on five occasions. He was awarded an MBE by the Queen for his services to the charity. Mr. Tait is currently in the process of becoming a listed principal of the Sponsor.

Carlos Rodriguez, age 46, was appointed to the Board of Directors of the Sponsor effective as of February 25, 2019. Mr. Rodriguez began his career on Wall Street in the Public Finance Department of Merrill Lynch in July 1996, where he focused on interest rate hedging strategies for municipal clients and non-for-profit institutions. After working several years covering banking clients, he shifted his focus to trading, where he rose to manage Merrill Lynch’s proprietary municipal investments portfolio until December 2000. Mr. Rodriguez has since worked at WestLB, from December 2000 to May 2003, where he managed the bank’s complex guaranteed reinvestment contract business, and BNP Paribas, from May 2003 to May 2004, where he served as Director and Head of Municipals. From May 2004 to August 2010, Mr. Rodriguez served as Director and Managing Director of Deutsche Bank, and worked to establish the bank’s public finance efforts. As Managing Director, Mr. Rodriguez subsequently led Credit Suisse’s global rates structuring effort in London from August 2010 until June 2016. Mr. Rodriguez retired from banking in June 2016, and remained retired until March 2017, when he launched a private equity fund that focuses on lower middle market companies. He also devotes his time to personal investing as well as volunteering for local causes and mentoring local entrepreneurs. Mr. Rodriguez is currently in the process of becoming a listed principal of the Sponsor.

Shares of the SPDR® Long Dollar Gold Trust are listed on NYSE Arca under the symbol “GLDW.”

Investing in the Shares involves significant risks. See “Risk Factors” starting on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement is March 4, 2019.